As of the close of business on July 9, 1999, the Fund, a newly created portfolio, acquired all the net assets of ASM pursuant to a plan of reorganization approved by the shareholders of ASM on July 2, 1999. The acquisition was accomplished by a tax-free exchange, the details of which are outlined in the following schedule:

                          At Close of Business July 9, 1999
                          ASM          Focus 30        Merged Assets
Net Assets            $19,898,870	        -0-          $19,898,870

Shares Outstanding      874,960           -0-            874,960

Net Asset Value Per Share$ 22.74          -0-            $22.74

The financial statements of the Fund reflect the historical financial results of ASM prior to the reorganization.